UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 23, 2023

Park View OZ REIT Inc

(Exact name of issuer as specified in its charter)

Maryland	85-1631598
State or other jurisdiction of incorporation or organization	(IRS Employer Identification Number)

One Beacon Street, 32nd Floor, Boston, Massachusetts 02108

(Full mailing Address of principal Executive Office)

617-971-8807

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

 Item 9. Other Events

On December 7, 2023, FINRA assigned Park View OZ REIT Inc. (the “Company”) the OTC trading symbol “PVOZ”. Although there is no guarantee, we believe this will greatly enhance investment liquidity for our shareholders. The Stockholder Repurchase program was put into place to give our shareholders limited liquidity until our shares of stock received a trading symbol. To date no shares have been presented for redemption through this plan. As a result of our shares being available for trading on the OTC market under the symbol “PVOZ”, our Board of Directors voted to terminate our Stockholder Repurchase Plan effective January 23, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park View OZ REIT Inc

By:	/s/Michael Kelley
Michael Kelley, CEO

Date:	May 2, 2023